July 28, 2005

By facsimile to (303) 295-1563 and U.S. Mail


Mr. Michael J. Gordon
Chief Financial Officer and Vice President, Corporate
Administration
BlastGard International, Inc.
12900 Automobile Boulevard, Suite D
Clearwater, FL 33762

Re:	BlastGard International, Inc., formerly OPUS Resource Group,
Inc.
	Pre-effective Amendment 5 to Registration Statement on Form
SB-2
	Filed July 13, 2005
	File No. 333-121455
	Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004 and Amendment 1 to Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005
	Filed July 13, 2005
	File No. 333-47924

Dear Mr. Gordon:

	We reviewed the filings and have the comments below. Unless indicated otherwise, our page references below are to the version of the document filed on the EDGAR system.

SB-2/A5

1. If applicable, comments on the SB-2 are comments on the 10-KSB and subsequent Exchange Act reports and vice versa.

Prospectus` Outside Front Cover Page

2. Highlight in the version of the document filed on the EDGAR system the cross reference to the risk factors section by prominent type or in some other manner as required by Item 501(a)(5) of Regulation
S-K.

Market for Common Stock and Related Shareholder Matters, page 23

3. Revise to give the range of high and low bid information for each quarter within the last two fiscal years and any subsequent interim period for which financial statements are required by Item 310(b) of
Regulation S-B.  See Item 201(a)(1)(ii) of Regulation S-B.

Executive Compensation, page 31

4. We note the response to prior comment 16. Indicate by footnote to the summary compensation table or in some other manner that although
Mr. Kevin J. Sharpe`s employment agreement provides for an annual salary of $125,000, Mr. Sharpe received only $100,000 in 2004 because he was not employed for the full year.

Certain Relationships and Related Transactions, page 34

5. Refer to exhibit B(1) to exhibit 10.18 in the current report on Form 8-K dated June 29, 2005 and filed July 6, 2005, and disclose the fees that BlastGard has agreed to pay to The November Group, Ltd.
under the agreement.

Note 5.  Shareholders` Equity
Options granted to employees, accounted for under the fair value method, page F-15

6. We note the response to prior comment 10. It remains unclear to us how your pro forma disclosure recognizes compensation expense over the vesting period in accordance with paragraph 30 of SFAS 123.
We
note that a significant number of options vested on January 1, 2005, and a second group of options will vest on January 1, 2006. However, it does not appear that you have recorded any compensation expense related to these options at December 31, 2004. Tell us how you determined that you did not have to record compensation expense related to these options on a straight line basis over the vesting period, and tell us what accounting guidance you relied upon. Alternatively, revise this pro forma disclosure in the SB-2 and in future filings under the Exchange Act.

Recent Sales of Unregistered Securities, page II-1

7. We note the response to prior comment 2. Unlike the courtesy copy of the document, the disclosure on page II-4 in the version of the document filed on the EDGAR system continues to state that you issued to Andrew Garrett, Inc., the placement agent, a warrant to purchase
4,870 shares rather than 4,970 shares. Thus, we reissue the comment.

8. We note the response to prior comment 12. Unlike the courtesy copy of the document, the disclosure on page II-4 in the version of the document filed on the EDGAR system continues to omit the exemption under the Securities Act that BlastGard relied upon to issue to Basic Investors, Inc. a warrant to acquire 150,000 shares of common stock. Thus, we reissue the comment.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since BlastGard and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If BlastGard requests acceleration of the registration statement`s effectiveness, BlastGard should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve BlastGard from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* BlastGard may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Troy A. Young, Esq.
	Futro & Associates, P.C.
	Alamo Plaza
	1401 17th  Street, Suite 1150
	Denver, CO 80202



Mr. Michael J. Gordon
July 28, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE